Exhibit 99.5

Media release

Coal & Allied shareholders approve scheme

28 November 2011

Rio Tinto Limited (“Rio Tinto”) (ASX: RIO) and Mitsubishi Development Pty Ltd (“Mitsubishi Development”) note the announcement by Coal & Allied Industries Limited (“Coal & Allied”) (ASX: CNA) today that Coal & Allied shareholders have approved the Scheme of Arrangement, under which Rio Tinto and Mitsubishi Development, via Hunter Valley Resources Pty Ltd (“Hunter Valley Resources”) – a jointly owned bid vehicle – will acquire all of the shares in Coal & Allied that they do not currently own.

Subject to Court approval of the Scheme of Arrangement (such approval to be sought on 30 November 2011), Coal & Allied shareholders will receive a total cash amount of A$125.00 for each of their Coal & Allied shares, as follows:

•

A$117.00 cash for each share held as at the Scheme Record Date (scheduled to be 7.00pm Australian Eastern Standard Time (AEST) on 12 December 2011) – this represents the amount of the cash consideration payable by Hunter Valley Resources under the Scheme; and

•

A$8.00 cash for each share held as at the Special Dividend Record Date (scheduled to be 7.00pm AEST on 8 December 2011) – this represents the amount of the fully franked special dividend which Coal & Allied announced today.

It is expected that payments of these cash amounts will be made on or about 16 December 2011. A table of key dates is below.

Rio Tinto Energy chief executive Doug Ritchie said “This is an excellent outcome for Rio Tinto and is consistent with our strategy of investing in and operating, long-life, cost-competitive mines and businesses with strong growth potential.

“Rio Tinto and Mitsubishi Development have been long-term shareholders in Coal & Allied and it will be business as usual for our employees, contractors and suppliers. Rio Tinto Coal Australia will continue to manage Coal & Allied, pursuing the existing operational strategy and planned development projects.”

Mitsubishi Development Chief Executive Officer Kirk Yamanaka said “Mitsubishi Development is a committed, long term investor in Coal & Allied and the Australian resources industry. We are particularly pleased to extend our relationship with Rio Tinto who is a reputable partner for Mitsubishi Development in many of our Australian resources investments. In its involvement in the Coal & Allied business, Mitsubishi will continue to have high regard for all of Coal & Allied’s key stakeholders including its local communities and its employees.”

Cont…/

Rio Tinto is registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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Key dates

Monday, 28 November 2011	Coal & Allied shareholders approved the Scheme Special dividend announced

Wednesday, 30 November 2011	Second Court date – date on which Court approval of the Scheme will be sought

Thursday, 1 December 2011	Effective date – date on which the Scheme will become effective Last day of trading in Coal & Allied shares on ASX

Friday, 2 December 2011	Ex-dividend date of special dividend

Thursday, 8 December 2011, 7.00pm AEST	Special Dividend Record Date - time and date for determining entitlement to receive the special dividend

Monday, 12 December 2011, 7.00pm AEST	Scheme Record Date – time and date for determining Coal & Allied shareholders eligible to participate in the Scheme and to receive the Scheme consideration

Thursday, 15 December 2011	Implementation date – date on which all of the Coal & Allied shares (other than those currently owned by Rio Tinto and Mitsubishi Development) will be transferred to Hunter Valley Resources

Friday, 16 December 2011	Expected date for payment of the Scheme consideration and special dividend

The above dates are indicative only and are subject to change. Any changes to the above timetable will be announced through ASX and placed on the Coal & Allied website.

The Scheme requires the Scheme Consideration to be paid to Scheme Participants within five business days of the Implementation Date.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

About Mitsubishi Development

Mitsubishi Development is a wholly owned subsidiary of Japan’s largest general trading company, Mitsubishi Corporation, which is listed on the Tokyo, Osaka, Nagoya and London Stock Exchanges. It was established in 1968 and now has offices in Sydney, Brisbane and Perth.

Mitsubishi Development is engaged in resource equity management with a focus on iron ore, metallurgical coal, thermal coal and uranium investments in Australia. Mitsubishi Development also provides specialist resources services to Mitsubishi Corporation’s Metals Group in respect of its global resources business development activities and investment portfolio.

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For further information, please contact:

RIO TINTO

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 419 850 205	Mobile: +61 (0) 408 335 309

Karen Halbert	Christopher Maitland
Office: +61 (0) 3 9283 3627	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 459 800 131

Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0) 7920 503 600	Mobile: +44 (0) 7917 576597

Tony Shaffer	David Ovington
Office: +44 (0) 20 7781 1138	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 041 003	Mobile: +44 (0) 7920 010 978

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website: Email: Twitter:	www.riotinto.com media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com Follow @riotinto on Twitter

MITSUBISHI CORPORATION (on behalf of MITSUBISHI DEVELOPMENT)

Corporate Communications

Shunsuke Nanami

Phone: +81 3 3210 3917

Email: shunsuke.nanami@mitsubishicorp.com

Website:	www.mitsubishicorp.com